UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sistersville Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.10 Par Value Per Share

(Title of Class of Securities)

829793-10-8

(CUSIP Number)

John Wilson Spence III
Financial Junk, LLC
General Partner
Spence Limited, L.P.
P.O. Box 505
Blakely, Georgia 39823
(615) 383-2654

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Tracy A. Powell, Esq.
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, Tennessee 37219

December 19, 2002

(Date of Event Which Requires
Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

Page 2 of 17 Pages

CUSIP No. 829793-10-8

1.	Name of Reporting Person and I.R.S. Identification Number

Spence Limited, L.P.

2.	Check the Appropriate Row if a member of a Group (See Instructions)

(a)      ☐

(b)      ☐

N/A

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

N/A

6.	Citizenship or Place of Organization

Georgia

Page 3 of 17 Pages

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	20,000
Owned By
Each	9.	Sole Dispositive Power	0
Reporting
Person	10.	Shared Dispositive Power	20,000
With

11.	Aggregate Amount Beneficially Owned By Each Reporting Person

20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

N/A

13.	Percent of Class Represented by Amount in Row (11)

4.6%

14.	Type of Reporting Person

PN

Page 4 of 17 Pages

CUSIP No. 829793-10-8

1.	Name of Reporting Person and I.R.S. Identification Number

Financial Junk, LLC

2.	Check the Appropriate Row if a member of a Group (See Instructions)

(a)      ☐

(b)      ☐

N/A

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

N/A

6.	Citizenship or Place of Organization

Georgia

Page 5 of 17 Pages

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	20,000
Owned By
Each	9.	Sole Dispositive Power	0
Reporting
Person	10.	Shared Dispositive Power	20,000
With

11.	Aggregate Amount Beneficially Owned By Each Reporting Person

20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

N/A

13.	Percent of Class Represented by Amount in Row (11)

4.6%

14.	Type of Reporting Person

OO

Page 6 of 17 Pages

CUSIP No. 829793-10-8

1.	Name of Reporting Person and I.R.S. Identification Number

John W. Spence III

2.	Check the Appropriate Row if a member of a Group (See Instructions)

(a)      ☐
(b)      ☐

N/A

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

N/A

6.	Citizenship or Place of Organization

United States

Page 7 of 17 Pages

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	20,000
Owned By
Each	9.	Sole Dispositive Power	0
Reporting
Person	10.	Shared Dispositive Power	20,000
With

11.	Aggregate Amount Beneficially Owned By Each Reporting Person

20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

N/A

13.	Percent of Class Represented by Amount in Row (11)

4.6%

14.	Type of Reporting Person

IN

Page 8 of 17 Pages

CUSIP No. 829793-10-8

1.	Name of Reporting Person and I.R.S. Identification Number

Gerald J. Bruner

2.	Check the Appropriate Row if a member of a Group (See Instructions)

(a)      ☐

(b)      ☐

N/A

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

N/A

6.	Citizenship or Place of Organization

United States

Page 9 of 17 Pages

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	20,000
Owned By
Each	9.	Sole Dispositive Power	0
Reporting
Person	10.	Shared Dispositive Power	20,000
With

11.	Aggregate Amount Beneficially Owned By Each Reporting Person

20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

N/A

13.	Percent of Class Represented by Amount in Row (11)

4.6%

14.	Type of Reporting Person

IN

Page 10 of 17 Pages

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D previously filed on April 3, 2000, by Spence Limited, L.P. and John Wilson Spence III regarding the ownership of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc., a Delaware corporation. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 2. Identity and Background.

     Item 2 is hereby amended by deleting it in its entirety and substituting therefor the following:

     "(a) Name of Person Filing:

     This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): Spence Limited, L.P., Financial Junk, LLC, John Wilson Spence III, and Gerald J. Bruner (who are collectively referred to herein as the “Filing Persons”).

     (b)  Residence or Business Address:

     With the exception of John Wilson Spence III, the Filing Persons all maintain the same principal business office at 115 West Liberty Street, Blakely, Georgia 39823. The principal business office of Mr. Spence is 4712 Clendenin Road, Nashville, Tennessee 37220.

     (c)  Present Principal Occupation:

     Spence Limited, L.P. is a Georgia limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial service providers. Spence Limited, L.P. was a Tennessee limited partnership until July 1, 2001, when it was reorganized as a Georgia limited partnership. Mr. John Wilson Spence III served as the sole general partner of Spence Limited, L.P. until the reorganization. On July 1, 2001, Financial Junk, LLC, became Spence Limited, L.P.’s sole general partner. Financial Junk, LLC, is a Georgia limited liability company which is owned by Mr. Spence. Mr. Gerald J. Bruner is the manager of Financial Junk, LLC, and Mr. Spence is the investment manager for Spence Limited, L.P. The Filing Persons have entered into a Joint Filing Agreement, dated as of December 26, 2002, a copy of which is filed with this Amendment No. 1 to Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

     (d)  Criminal Proceedings:

     During the past five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Judgements and Final Orders:

     During the past five years, no Filing Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or

Page 11 of 17 Pages

is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

     John Wilson Spence III and Gerald J. Bruner are citizens of the United States of America.”

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended by deleting it in its entirety and substituting therefor the following:

     "(a) The aggregate number of shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc., beneficially owned by Spence Limited, L.P., Financial Junk, LLC, Mr. Spence, and Mr. Bruner for the purposes of this Statement is 20,000 shares representing approximately 4.6% of the outstanding shares of common stock of Sistersville Bancorp, Inc.

     (b)  (i) The number of shares of the common stock of Sistersville, Bancorp, Inc., as to which Spence Limited, L.P has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc. The number of shares of the common stock of Sistersville, Bancorp, Inc., as to which Spence Limited, L.P has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 20,000 shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc.

          (ii) The number of shares of the common stock of Sistersville, Bancorp, Inc., as to which Financial Junk, LLC has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc. The number of shares of the common stock of Sistersville, Bancorp, Inc., as to which Financial Junk, LLC has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 20,000 shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc.

          (iii) The number of shares of the common stock of Sistersville, Bancorp, Inc., as to which Mr. Spence has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc. The number of shares of the common stock of Sistersville, Bancorp, Inc., as to which Mr. Spence has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 20,000 shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc.

          (iv) The number of shares of the common stock of Sistersville, Bancorp, Inc., as to which Mr. Bruner has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc. The number of shares of the common stock of Sistersville, Bancorp, Inc., as to which Mr. Bruner has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 20,000 shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc.

Page 12 of 17 Pages

     (c)  On December 19, 2002, Mr. Spence directed the sale of 21,352 of the 41,352 shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc., beneficially owned by the Filing Persons through an open market transaction on the OTC Bulletin Board. The Filing Persons received of $15.85 per share, for a total consideration of $338,429.20. The Filing Persons still beneficially own 20,000 shares of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc.

     (d)  Not applicable.

     (e)  The Filing Persons ceased being the beneficial owner of more than five percent of the common stock, $0.10 par value per share, of Sistersville Bancorp, Inc., on December 19, 2002.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by deleting it in its entirety and substituting therefor the following:

     “Other than the Joint Filing Agreement between Spence Limited L.P. and Mr. Spence filed as Exhibit 1 to the Schedule 13D dated as of April 3, 2000, and the Joint Filing Agreement among the Filing Persons filed as Exhibit A to this filing, the Letter Agreement between John Wilson Spence, III, and Financial Junk, LLC, dated as of June 30, 2001, filed as Exhibit B to this filing, which gives Mr. Spence the authority to vote, in person or by proxy, all securities held by Financial Junk, LLC, and except as otherwise may be disclosed herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of Sistersville Bancorp, Inc., including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies. As a general partner of Spence Limited, L.P., Financial Junk, LLC, is entitled to an allocation of a portion of Spence Limited, L.P.’s profits and a management fee based upon a percentage of total partnership capital.”

Item 7. Material to Be Filed as Exhibits.

     Item 7 is amended by adding the following at the end of the paragraph:

“A.	Second Joint Filing Agreement,

B.	Letter Agreement.”

Page 13 of 17 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2003.

SPENCE LIMITED, L.P.

	By:	/s/ Gerald J. Bruner

Manager, Financial Junk, LLC
General Partner

FINANCIAL JUNK, LLC

	By:	/s/ Gerald J. Bruner

Manager

JOHN WILSON SPENCE III

/s/ John Wilson Spence III

GERALD J. BRUNER

/s/ Gerald J. Bruner

Page 14 of 17 Pages

EXHIBIT A

SECOND JOINT FILING AGREEMENT

     Pursuant to Rule 13D-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: December 26, 2002

SPENCE LIMITED, L.P.

	By:	/s/ Gerald J. Bruner

Manager, Financial Junk, LLC General Partner

FINANCIAL JUNK, LLC

	By:	/s/ Gerald J. Bruner

Manager

JOHN WILSON SPENCE III

/s/ John Wilson Spence III

GERALD J. BRUNER

/s/ Gerald J. Bruner

Page 15 of 17 Pages

EXHIBIT B

John W. Spence III
4712 Clendenin Road
Nashville, Tennessee 37220
(615) 383-2654

June 30, 2001

Financial Junk, LLC
Spence Limited, L.P.
115 West Liberty Street
P. O. Box 668
Blakely, Georgia 31723-1845
Attention: Gerald J. Bruner, Manager

Dear Sirs:

     This will confirm our agreement as to the terms on which John W. Spence III, a resident of Tennessee (the “Investment Manager”), will act as the Investment Manager for Spence Limited, L.P., a Georgia limited partnership (the “Fund”) of which Financial Junk, LLC, a Georgia limited liability company (the “General Partner”), is the general partner. The Fund will be the successor by merger of Spence Limited, L.P., a Tennessee limited partnership.

     The Fund has been organized by the General Partner to serve as a limited partnership investment fund pursuant to a Certificate of Limited Partnership filed with the Secretary of State of Georgia and will be managed and operated pursuant to an Agreement of Limited Partnership, dated as of May 31, 2001 (the “Partnership Agreement”), by and among the General Partner as general partner and such limited partners as the Fund may have from time to time. This Investment Management Agreement is permitted by the terms of the Partnership Agreement. Terms used herein and not otherwise defined shall have the meaning defined in the Partnership Agreement.

     1.     Organizational Documents. Copies of the Certificate of Limited Partnership and Partnership Agreement and the Private Offering Memorandum (“POM”) of the Fund as in effect on the date hereof have been delivered by the General Partner to the Investment Manager, and the General Partner will provide the Investment Manager with copies of all future amendments to said documents promptly after amendment.

     2.     Discretionary Authority. The General Partner hereby delegates to the Investment manager all of the General Partner’s power and authority under the Partnership Agreement with respect to the management of the Fund’s portfolio. The Investment Manager shall have complete discretion in the investment and reinvestment of the Fund’s assets, with full power and authority to make such purchases and sales, or to direct the securities brokerage firm(s) and financial institution(s) having custody of the assets of the Fund, as custodians of such assets (the “Custodians”), to make such purchases and sales, and to issue directly to any broker or dealer selected by the Investment Manager such orders for the purchase or sale of securities or other property or interest therein, and to take such other action with respect to the investment of the Fund=s assets, as it may deem appropriate. The Investment Manager shall manage the investment of the Fund=s assets and carry out the General Partner’s duties and obligations under this Agreement in accordance with the investment guidelines and limitations set forth in the Partnership Agreement and the POM, as such investment guidelines and limitations may be modified by the General Partner from time to time.

Page 16 of 17 Pages

     3.     Acceptance of Appointment and Duties. The Investment Manager hereby accepts the appointment as Investment Manager and the Fund and agrees to supervise and direct the investments of the Fund. It is agreed that the sole standard of care imposed upon the Investment Manager by this Agreement is to act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims; provided, however, that it is specifically contemplated and agreed that Investment Manager shall have full discretionary power and authority under the Partnership Agreement to pursue an aggressive investment approach and use eclectic management strategies, as the Investment Manager determines appropriate from time to time under then prevailing market conditions, and that the Investment Manager may in its discretion invest the portfolio of the Fund entirely in cash and cash equivalents.

     4.     Compensation of the Investment Manager. As compensation for the services provided by the Investment Manager hereunder, the General Partner agrees to assign to the Investment Manager the Management Fees otherwise payable to the General Partner under the terms of the Partnership Agreement. The Management Fee shall be payable to the Investment Manager ly when and as otherwise payable to the General Partner.

     5.     Procedures with Respect to Securities. All transactions for the Fund shall be consummated by payment to or delivery by the Custodians of all cash or securities or other property due to or from the Fund, and instructions of the Investment Manager to the Custodians shall be made in writing or orally and confirmed in writing as soon as practicable thereafter. It is understood and agreed that the Investment Manager, in the maintenance of its records, shall not be responsible for the accuracy of any information furnished to it by the Fund or the General Partner, the Custodians or any other person, firm or corporation.

     6.     Services to Other Clients. It is understood that the Investment Manager and its Affiliates perform investment advisory and investment management services for various clients other than the Fund. The General Partner and the Fund agree that the Investment Manager or its Affiliates may give advice and take action in the performance of its duties with respect to any of its clients which may differ from advice given, of the timing or nature of action taken, with respect to the Fund. Nothing in this Agreement shall be deemed to impose upon the Investment Manager any obligation to purchase or sell or to recommend for purchase or sale for the Fund any security or other property which the Investment Manager or its Affiliates may purchase or sell for its own account or for the account of any other client if, in its sole discretion, the Investment Manager for any reason considers it undesirable or impractical to take such action or make such recommendation for the Fund, and the Fund has no right to participate in profits generated or losses avoided pursuant to such non-Fund transactions.

     7.     Indemnification and Advance of Expenses. Neither the Investment Manager nor any of its employees, officers, directors, shareholders, advisory board members or agents (a “Potential Indemnitee”) shall be liable to the Fund or its partners for any actions performed or omitted to be performed or for any loss resulting from the exercise of judgment in managing the assets of the Fund or the General Partner, except to the extent that such a loss results from their gross negligence, bad faith, intentional misconduct or a violation of law. To the maximum extent permitted by applicable law, the Fund and the General Partner shall indemnify each Potential Indemnitee against, and agrees to hold each Potential Indemnitee harmless from, all liabilities and claims (including reasonable attorneys’ fees and expenses in defending against such liabilities and claims) against any of them, arising from the Investment Manager’s management of the Fund’s assets and performance of its duties under the terms of this Agreement. Furthermore, the Fund shall pay for or promptly reimburse the reasonable expenses incurred by each Potential Indemnitee incurred in connection with any such matter in advance of final disposition of related proceedings if (i) such person furnishes the Fund a written affirmation of his good faith belief that he has met the standard of conduct set forth above and (ii) such person furnishes the Fund a written undertaking executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under the standard of conduct set forth above or otherwise.

Page 17 of 17 Pages

The undertaking required by this Section 8 must be an unlimited general obligation of the Potential Indemnitee, but shall not be accepted without reference to financial ability to make repayment.

     8.     Voting. The Investment Manager shall have authority to vote, either in person or by proxy, all securities held by the Fund.

     96.     Amendment. This Agreement may be amended by a writing signed by the Investment Manager and on behalf of the Fund by the General Partner.

     70.     Assignment. No “assignment” (as such term is defined in Section 202(a)(1) of the Investment Advisers Act of 1940) of this Agreement shall be made by the Investment Manager without the prior written consent of the General Partner and the Fund.

     11.     Termination. This Agreement shall terminate December 31, 2009, subject to automatic renewal for additional ten-year terms unless either party gives notice at least 90 days prior to the next termination date that this Agreement shall not be renewed. This Agreement may also be terminated as of the end of any calendar month and without penalty by either party by giving to the other party written notice prior at least ninety days prior to the date on which such termination is to become effective.

     12.     Notices. All notices specified herein shall be deemed duly given if transmitted by first class mail to a party at its respective address set forth above or at such other address as shall be specified, in each case, by a notice duly given.

     If the foregoing is in accordance with your understanding, please sign and return the enclosed copy of this letter, whereupon it shall become a binding agreement between us.

Very truly yours,

/S/ John W. Spence III

John W. Spence III

Accepted and agreed to:

Financial Junk, LLC
(for itself and as General Partner of Spence Limited, L.P.)

By:	/S/ Gerald J. Bruner

Gerald J. Bruner, Manager

Date:	June 30, 2001